SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       For the month of November, 1999

                                HOLLINGER INC.

                (Translation of registrant's name into English)

                               10 Toronto Street
                           Toronto, Ontario M5C 2B7

                                    CANADA

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                         Form 40-F  x
                            ---                               ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No  x
                      ---                               ---

                                 EXHIBIT LIST
                                 ------------

                                                            Sequential
Exhibit             Description                             Page Number
-------             -----------                             -----------
 99.1         Press Release dated November 26, 1999                4
              of Hollinger Inc.

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HOLLINGER INC.

Date: November 29, 1999                     by

                                            /s/ Charles G. Cowan, Q.C.
                                            ------------------------------
                                            Name:   Charles G. Cowan, Q.C.
                                            Title:  Vice President and
                                                    Secretary